As filed with the Securities and Exchange Commission on January 29, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDMENT NUMBER 4 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                         PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                                (Name of issuer)

                         PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   705385 10 2
                      (CUSIP Number of Class of Securities)

                              William J. LaCalamito
                         Peekskill Financial Corporation
                                1019 Park Street
                            Peekskill, New York 10566
                                 (914) 737-2777
--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                              Kip A. Weissman, P.C.
                              James M. Larkins, III
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100
--------------------------------------------------------------------------------

                         (Agent for Service of Process)

                                December 23, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                      Amount of Filing Fee
$13,400,000                                                 $2,680


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 800,000 shares at the maximum tender offer price of $16.75 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,680 Filing Party:    Peekskill Financial Corporation

Form or Registration No.: Schedule 13E-4     Date Filed:      December 23, 1998

Item 8.  Additional Information.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press release contained at Item 9(a), is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a) (12) Form of a Press Release issued by the Company, dated January 29, 1999 announcing the preliminary results of the Dutch Auction Tender Offer.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


January 29, 1999                   PEEKSKILL FINANCIAL CORPORATION


                           By:/s/William J. LaCalamito
                                   ---------------------------------------------
                                   William J. LaCalamito, President, and Chief
                                    Operating Officer

                                                                EXHIBIT 9(a)(12)


                  [PEEKSKILL FINANCIAL CORPORATION LETTERHEAD]





CONTACT: William J. LaCalamito                            For Immediate Release
         President                                        January 29, 1999
         Peekskill Financial Corporation
         (914) 737-2777


          PEEKSKILL FINANCIAL CORPORATION ANNOUNCES OVERSUBSCRIPTION OF
                           DUTCH AUCTION TENDER OFFER

     Peekskill,  New York.... January 29, 1999 - Peekskill Financial Corporation
(NASDAQ NMS: PEEK), Peekskill, New York, announced today the preliminary results of its Modified Dutch Auction Tender Offer (the "Dutch Auction") which expired on Wednesday, January 27, 1999 at 4:00 p.m. Based on a preliminary count, the Company believes that its shareholders tendered between 800,000 and 900,000 shares of which approximately 800,000 are expected to be purchased in the Dutch Auction. In general, the Company will accept the shares tendered as follows: first, the shares tendered by persons holding 100 or fewer shares will be accepted; next, all other shares properly tendered (other than certain conditionally tendered shares) will be accepted on a pro rata basis.

     The purchase price is expected to be $16.75 per share for all shares purchased in the Dutch Auction. It is currently expected that payment for all shares purchased will be made on or about Tuesday, February 2, 1999.

     The Dutch Auction commenced on December 23, 1998. Under the terms of the Dutch Auction, Peekskill Financial Corporation offered to repurchase up to 800,000 shares of its common stock within a price range of $14.75 per share to $16.75 per share. Based upon the results, the value of the shares purchased will be approximately $13.4 million. The number of shares to be purchased represents approximately 28 percent of Peekskill Financial Corporation's 2,842,069 shares of common stock outstanding on December 16, 1998.

     Peekskill Financial Corporation is a savings and loan holding Company based in Peekskill, New York and, as of December 31, 1998 had approximately $213.5 million in total assets and $144.4 million in deposits.

                                      * * *